

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Meng Dong James Tan
Chief Executive Officer
8i Acquisition 2 Corp.
c/o 6 Eu Tong Sen Street
#08-13 Singapore 059817

> **Re: 8i Acquisition 2 Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed September 17, 2021**
> **File No. 333-256455**

Dear Mr. Tan:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

Amendment No. 3 to Form S-1

Dilution, page 47

1. The footnote to the line item labeled "Net proceeds from this offering and private placement of private units" discloses that you have directed the underwriters to sell the anchor investor an aggregate of 400,000 units in the offering. Please tell us if or how this is reflected in this line item.

Capitalization, page 48

2. Please tell us how you determined the value of the 4,600,000 ordinary shares subject to possible conversion/tender of $37,603,350 and how this reconciles with your disclosure in footnote (4).

Balance Sheet , page F-3

3.   Please revise your statement at the bottom of the page to remove the reference to "unaudited" financial statements. This comment also applies to your financial statements on pages F-4 through F-6.

    You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing